SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 6)


                                 AMDOCS LIMITED
----------------------------------------------------------------------
                                (Name of Issuer)

                     Ordinary Shares, par value (pound)0.01
----------------------------------------------------------------------
                         (Title of Class of Securities)


                                   G02602 10 3
     ----------------------------------------------------------------------
                                 (Cusip Number)

                                Wayne Wirtz, Esq.
                             SBC Communications Inc.
                                175 East Houston
                              San Antonio, TX 78205
                                 (210) 351-3736
     ----------------------------------------------------------------------
                (Name and Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 28, 2002
     ----------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (continued on following pages)
                               (Page 1 of 7 Pages)

-----------------------------------------------------------------------------
CUSIP NO. G02602 10 3                       13D/A           Page 2 of 7 Pages

-----------------------------------------------------------------------------
1       NAME OF REPORTING PERSON                      SBC COMMUNICATIONS INC.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON          43-1301883
------- ---------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [   ]
                                                                    (b) [   ]
------- ---------------------------------------------------------------------
3       SEC USE ONLY
------- ---------------------------------------------------------------------
4       SOURCE OF FUNDS                                                    AF
------- ---------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                        [  ]
------- ---------------------------------------------------------------------
------- ---------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                         Delaware
------- ---------------------------------------------------------------------
       NUMBER OF         7     SOLE VOTING POWER                            0
        SHARES           8     SHARED VOTING POWER                30,654,138*
     BENEFICIALLY              * Does not include 5,675,798 non-voting Shares.
       OWNED BY
         EACH            9     SOLE DISPOSITIVE POWER                       0
       REPORTING
        PERSON           10    SHARED DISPOSITIVE POWER           26,329,936*
         WITH                  *  Does not include 10,000,000 Shares for which
                                  the reporting person has voting rights only.

-------- ---------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                                   36,329,936

-------- ---------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                                [   ]
-------- ---------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              16.3%
-------- ---------------------------------------------------------------------
14       TYPE OF REPORTING PERSON                                           HC
-------- ------------ --------------------------------------------------------

------------------------------------- --------------------------------------
CUSIP NO. G02602 10 3            13D/A                     Page 3 of 7 Pages

----------------------------------------------------------------------------
1       NAME OF REPORTING PERSON                     SBC INTERNATIONAL, INC.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON         43-1380735
------- --------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [   ]

        (b) [   ]
------- --------------------------------------------------------------------
------- --------------------------------------------------------------------
3       SEC USE ONLY
------- --------------------------------------------------------------------
4       SOURCE OF FUNDS                                                   WC
----------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [  ]
------- --------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware
------- --------------------------------------------------------------------
       NUMBER OF         7     SOLE VOTING POWER                           0
        SHARES           8     SHARED VOTING POWER               30,654,138*
     BENEFICIALLY              *  Does not include 5,675,798 non-voting Shares.
       OWNED BY          9     SOLE DISPOSITIVE POWER                      0
         EACH
       REPORTING         10    SHARED DISPOSITIVE POWER          26,329,936*
        PERSON                 *  Does not include 10,000,000 Shares for which
         WITH                     the reporting person has voting rights only.
--------- ---------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                                   36,329,936
--------- ---------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES                                [   ]
--------- ---------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          16.3%
--------- ---------------------------------------------------------------------
14        TYPE OF REPORTING PERSON                                           CO
--------- ---------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP NO. G02602 10 3           13D/A                         Page 4 of 7 Pages
------- -----------------------------------------------------------------------
1       NAME OF REPORTING PERSON                       SBC OPTION DELIVERY, LLC
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------- -----------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [   ]
                                                                      (b) [   ]
------- -----------------------------------------------------------------------
3       SEC USE ONLY
------- ----- -----------------------------------------------------------------
4       SOURCE OF FUNDS                                                      WC
------- -----------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          [  ]
------- -----------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware
------- -----------------------------------------------------------------------
       NUMBER OF          7     SOLE VOTING POWER                             0
         SHARES
      BENEFICIALLY        8     SHARED VOTING POWER                  12,945,823
        OWNED BY          9     SOLE DISPOSITIVE POWER                        0
          EACH            10    SHARED DISPOSITIVE POWER             12,945,823
       REPORTING
         PERSON
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                                    12,945,823
-------- ----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                                 [   ]
-------- ----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                5.8%
-------- ----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON                                            CO
-------- ----------------------------------------------------------------------

                                                              Page 5 of 7 Pages


                         AMENDMENT NO. 6 TO SCHEDULE 13D
                           RELATING TO ORDINARY SHARES
                                OF AMDOCS LIMITED


     This Amendment No. 6 to the Schedule 13D filed on February 22, 2000 (the "Original 13D"), by SBC Communications Inc. ("SBC") and SBC International, Inc. ("SBCI") is being filed to report the disposition of ordinary shares of Amdocs Limited (the "Company"). Item 1. Security and Issuer

     This statement relates to the Ordinary Shares, par value (pound)0.01 (the "Shares"), of Amdocs Limited, a company organized under the laws of the Island of Guernsey. The Shares trade on the New York Stock Exchange under the symbol "DOX". The principal executive office of the Company is Suite 5, Tower Hill House Le Bordage, St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands.

Item 4.       Purpose of Transaction

     Since the filing of Amendment No. 5 on December 7, 2002, SBC has disposed of 2,928,000 Shares through open market sales.

Item 5.       Interest in Securities of the Issuer

(a) SBCI beneficially owns 36,329,936 Shares representing 16.3% of the outstanding ordinary Shares class. SBCO beneficially owns 12,945,823 Shares representing 5.8% of the outstanding ordinary Shares class. As of November 30, 2001, the capital structure of the Company consists of 222,742,898 Shares (according to Form 6-K filed by the Company on December 27, 2001). SBC possesses ultimate beneficial ownership of the reported Shares by virtue of its ownership of SBCI and SBCO.

(b)  SBCI beneficial ownership interest 1,2:
       Percent of class............................................16.3%
       Sole power to vote or to direct the vote.................0 Shares
       Shared power to vote or to direct the vote......30,654,138 Shares
       Sole power to dispose or to direct the disposition of....0 Shares
       Shared power to dispose or direct the disposition of...26,329,936 Shares

                                                              Page 6 of 7 Pages

     SBCO beneficial ownership interest 3:
      Percent of class.....................................................5.8%
      Sole power to vote or to direct the vote.........................0 Shares
      Shared power to vote or to direct the vote..............12,945,823 Shares
      Sole power to dispose or to direct the disposition of............0 Shares
      Shared power to dispose or direct the disposition of....12,945,823 Shares

         1 SBC and SBCI have shared voting power, but not dispositive power, over 10,000,000 Shares pursuant to an irrevocable proxy granted by Amdocs International Limited to SBCI (proxy expires on June 11,
             2002).
         2 Does not include 5,675,798 Shares which are non-voting so long as they are directly or indirectly owned by SBC. Each non-voting Share will convert into one Share with voting rights upon its sale.
         3 Each of SBC and SBCI has ultimate control over these Shares by virtue of their ownership of SBCO.

(c)  During the past sixty days, SBCI and SBCO disposed of Shares as follows:

------------------------------------------------------------------------------
    Transaction      Type of      Selling      Number of          Average Price
        Date         Transaction  Company      Shares             Per Share
------------------------- ------------------------- ---------------------------
    12/05/01       Open Market     SBCO         600,000            $34.43
                      Sales
------------------------------ -------------------- ---------------------------
        01/09/02                                 19,500            $38.86
------------------------------ -------------------- ---------------------------
        01/10/02                                 27,400            $38.00
------------------------------ -------------------- ---------------------------
        01/23/02                                207,000            $36.42
------------------------------ -------------------- ---------------------------
        01/24/02                                857,000            $36.59
------------------------------ -------------------- ---------------------------
        01/25/02                                850,000            $37.22
------------------------------ -------------------- ---------------------------
        01/28/02                                367,100            $36.22
------------------------------ -------------------- ---------------------------


(d)      None.

(e)      Not applicable.

                                                             Page 7 of 7 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     SBC COMMUNICATIONS INC.



Dated:  January 30, 2002         By:   /s/ James S. Kahan
                                          James S. Kahan
                                          Senior Executive Vice President -
                                          Corporate Development


                                                     SBC INTERNATIONAL, INC.



Dated:  January 30, 2002         By:   /s/ James S. Kahan
                                          James S. Kahan
                                          Executive Vice President - Development


                                                     SBC OPTION DELIVERY, LLC

                                           By SBC Hedging Management, LLC
                                           Manager of SBC Option Delivery, LLC



Dated:  January 30, 2002         By:   /s/ Hal E.Rainbolt
                                          Hal E. Rainbolt
                                          Director, SBC Hedging Management, LLC